EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2010	2009	2008	2007	2006
Debt	$380,532	$382,522	$462,650	$542,549	$455,137
Equity	162,765	162,977	174,946	172,423	169,628
Debt to equity	2.34	2.35	2.64	3.15	2.68